EXHIBIT 8.1

LIST OF SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION	PROPORTION OF OWNERSHIP INTEREST
West Witwatersrand Gold Holdings Limited	South Africa	100%
Crown Consolidated Gold Recoveries Limited	South Africa	100%
Ergo Mining Operations (Pty) Limited (formerly DRDGOLD South African Operations (Pty) Limited)	South Africa	74%
Blyvooruitzicht Gold Mining Company Limited	South Africa	74%
Crown Gold Recoveries (Pty) Limited	South Africa	100%
East Rand Proprietary Mines Limited	South Africa	100%
ErgoGold (formerly Elsburg Gold Mining Joint Venture) (unincorporated)	South Africa	100%
Ergo Mining (Pty) Limited	South Africa	100%